CARBON STREAMING CORPORATION

ODYSSEY
Traders Bank Building
702, 67 Yonge St
Toronto ON M5E 1J8

Form of Proxy – Annual and Special Meeting to be held on June 29, 2021

Appointment of Proxyholder
I/We being the undersigned holder(s) of **Carbon Streaming Corporation** hereby appoint **Maurice Swan** or failing this person, **Justin Cochrane**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Carbon Streaming Corporation to be held at 4 King Street West, Suite 401, Toronto, Ontario, Canada M5H 1B6 at 9:00 a.m. (Toronto time) or at any adjournment or postponement thereof.

	For	Against
1. **Number of Directors.** To set the number of directors to be elected at the Meeting to at six (6).	☐	☐

2. Election of Directors.

	For	Withhold		For	Withhold		For	Withhold
a. Marc Busin	☐	☐	b. Justin Cochrane	☐	☐	c. Saurabh Handa	☐	☐
d. Maurice Swan	☐	☐	e. Andy Tester	☐	☐	f. Jeanne Usonis	☐	☐

	For	Withhold
3. **Appointment of Auditors.** Appointment of Baker Tilly WM LLP, Chartered Professional Accountants, as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Approval of Omnibus LTIP.** To consider and, if deemed advisable, pass an ordinary resolution, the full text of which is set out in the Management Information Circular of the Company, confirming and approving the omnibus long-term incentive plan of the Company.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, **this Proxy will be voted as recommended by Management.**

Signature(s):

Date

/ /

MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to RECEIVE interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

Annual Report – Check the box to the right if you would like to DECLINE to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 9:00 a.m., Toronto time, on June 25, 2021.

Notes to Proxy

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual and Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.
2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:


X VOTE PROXY

To Vote Your Proxy Online please visit:

https://login.odysseytrust.com/pxlogin **and click on**

VOTE

. You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.

Shareholder Address and Control Number Here